

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Nick King
Chief Executive Officer
VV Markets LLC
2800 Patterson Ave Ste. 300
Richmond, VA 23221

> **Re: VV Markets LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 11**
> **Filed June 14, 2023**
> **File No. 024-11306**

Dear Nick King:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 11 to Offering Statement on Form 1-A Filed June 14, 2023

The Underlying Assets, page 38

1. We note that you have purchased and intend to purchase a number of underlying assets from Liv-Ex. We also note that you rely on Liv-Ex for secondary market pricing data for wine and spirits and for insurance for your assets. Please add a risk factor that addresses the conflicts of interest and if material, please quantify the amount of business that you do with Liv-Ex for the periods represented in this offering statement.

The Series VV-SCC2 Asset, page 132

2. We note your amended disclosure in response to comment 1. With respect to the information provided for Series VV-SCC2, please define "Acquisition Average Price per Bottle." In this light, we note that this series is comprised of nine individual bottles, each

with their own Acquisition Average Price per Bottle. However, we note that the cumulative average price of all of the assets in the series is $113,042.00, but the actual purchase price to acquire the assets is $96,085.76. Please provide an explanation for this difference.

General

3.   We note the receipt of a Purchase Agreement with Purchase Order between VV Markets, LLC and Vinvesto, Inc. submitted to us supplementally, and that you propose to file similar Purchase Agreements/Purchase Orders for the various underlying assets. However, it appears that the Purchase Order is generated by Vinvesto, Inc. and is not a receipt for, or contract or agreement with, the supplier for the underlying asset, which in this case is Liv-Ex. The Purchase Order also does not appear to include certain material information related to shipping, storage, discounts, etc., that may be included in the receipt, contract, or agreement with the supplier. Please file as exhibits to the Offering Statement the receipts, contracts, or agreements received from, or entered into with, the supplier.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at 202-551-7127 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Stephenson